UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31420/ January 14, 2015

_____

In the Matter of	:
	:
J.P. MORGAN SERIES TRUST II	:
270 Park Ave.	:
New York, NY 10017	:
	:
(811-8212)	:
	:

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

J.P. Morgan Series Trust II filed an application on July 3, 2012, and an amendment on
September 13, 2012, and November 7, 2014, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On December 19, 2014, a notice of filing of the application was issued (Investment Company
Act Release No. 31387). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                                        Brent J. Fields
                                                        Secretary